Exhibit (a)(1)(K)
Sprint Nextel Media Contact:
Scott Sloat, 240-855-0164
scott.sloat@sprint.com
Sprint Nextel Investor Relations Contact:
Yijing Brentano, 800-259-3755
Investor.relations@sprint.com
SPRINT NEXTEL COMPLETES TENDER OFFER
FOR IPCS, INC.
OVERLAND PARK, Kan. — Nov. 27, 2009 — Sprint Nextel Corporation (NYSE: S) today announced the successful completion of its tender offer for all outstanding shares of iPCS, Inc. (NASDAQ: IPCS) common stock. The tender offer expired at midnight EST on Wednesday, November 25, 2009 and was conducted through a wholly-owned subsidiary of Sprint Nextel named Ireland Acquisition Corporation.
At the expiration of the tender offer, a total of approximately 10.399 million shares of iPCS common stock were validly tendered and not withdrawn in the tender offer, representing approximately 62.8% of the outstanding shares of common stock of iPCS as of November 25, 2009. In addition, approximately 1.893 million shares were tendered by notice of guaranteed delivery. All shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the tender offer and applicable law.
In accordance with the previously announced merger agreement with iPCS, Sprint, through Ireland Acquisition Corporation, exercised the “top-up” option allowing it to increase its share ownership percentage of iPCS through the purchase of newly-issued shares of iPCS common stock at $24.00 per share, the same price paid in the tender offer. Sprint expects to complete the “top-up” on Friday, December 4, 2009. Once completed, Ireland Acquisition Corporation will own more than 90 percent of the outstanding shares of iPCS common stock and will effect a short-form merger with iPCS by no later than Monday, December 7, 2009, without the need for a vote or meeting of iPCS shareholders. In the merger, Sprint will acquire all iPCS shares not previously tendered (other than those as to which holders properly exercise appraisal rights under applicable Delaware law) at the same $24.00 per share price that was paid in the tender offer, net to the holder in cash, without interest and less any required withholding taxes.
Following the merger, iPCS will become a wholly-owned subsidiary of Sprint Nextel, and iPCS shares will cease to be traded on NASDAQ.
ABOUT SPRINT NEXTEL
Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving more than 48 million customers at the end of the third quarter of 2009 and the first and only 4G service from a national carrier in the United States; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global

Tier 1 Internet backbone. The company’s customer-focused strategy has led to improved first call resolution and customer care satisfaction scores. For more information, visit www.sprint.com.
SAFE HARBOR
This press release includes forward-looking statements regarding the proposed acquisition and related transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular, information regarding the acquisition of iPCS. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: the failure to realize synergies as a result of operational efficiencies, unexpected costs or liabilities, any conditions imposed in connection with the consummation of the proposed transaction, satisfaction of various other conditions to the closing of the transactions contemplated by the merger agreement and the risks that are described from time to time in Sprint Nextel’s and iPCS’s respective reports filed with the SEC, including the annual report on Form 10-K for the year ended December 31, 2008 and quarterly report on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009, of each of Sprint Nextel and iPCS. This press release speaks only as of its date, and Sprint disclaims any duty to update the information herein.
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